CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $1.00 per share	$57,504,600	$6,590
(1)	Includes shares of Common Stock subject to an option to purchase additional shares of Common Stock granted to the underwriters.
(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-179119

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 20, 2012)

1,852,000 Shares

Common Stock

We are offering 1,852,000 shares of our common stock, $1.00 par value per share. Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “CBU.” On January 20, 2012, the last reported sale price of our common stock on the NYSE was $28.35 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement to read about factors you should consider before buying our common stock.

The shares of our common stock are not deposits, savings accounts or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$27.00	$50,004,000
Underwriting discount and commissions	$1.215	$2,250,180
Proceeds, before offering expenses, to us	$25.785	$47,753,820

The underwriters also may purchase up to an additional 277,800 shares of our common stock within 30 days of the date of this prospectus supplement to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about January 27, 2012.

Sole Book-Running Manager

RBC Capital Markets

Co-Managers

Raymond James	Sandler O’Neill + Partners, L.P.

Prospectus Supplement dated January 23, 2012

Community Bank System, Inc.

Market Area

Prospectus Supplement

Prospectus

We and the underwriters are offering our common stock for sale only in jurisdictions that permit such offers and sales. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of our common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering, information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “Community Bank System,” “we,” “us,” “our” or similar references mean Community Bank System, Inc., a Delaware corporation, and all references to the “Company” mean Community Bank System and its consolidated subsidiaries, taken together. References to “Community Bank” or the “Bank” mean Community Bank, N.A.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our long-term goals, financial condition, results of operations, earnings, levels of net loan charge-offs and nonperforming assets, interest rate exposure and profitability. You can identify these forward-looking statements by our use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect,” and other similar expressions. These forward-looking statements include: statements of our goals, intentions and expectations; statements regarding our business plans, prospects, growth and operating strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	risks related to credit quality, interest rate sensitivity and liquidity;
•	the strength of the U.S. economy in general and the strength of the local economies where we conduct our business;
•	the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
•	inflation, interest rate, market and monetary fluctuations;
•	the timely development of new products and services and customer perception of the overall value thereof (including, but not limited to, features, pricing and quality) compared to competing products and services;
•	the success of our marketing efforts in attracting or retaining customers;
•	competition from providers of products and services that compete with our businesses;
•	changes in consumer spending, borrowing and savings habits;
•	technological changes and implementation and cost/financial risks with respect to transitioning to new computer and technology based systems involving large multi-year contracts;
•	any acquisitions or mergers that might be considered or consummated by us and the costs and factors associated therewith, including our ability to successfully complete and thereafter integrate the branch acquisitions from First Niagara Bank, N.A. (“First Niagara”) and HSBC Bank USA, National Association (“HSBC”) as described below, including the risk that we may experience differences in the actual financial results of any such acquisitions or mergers compared to expectations and the realization of anticipated cost savings and revenue enhancements;
•	our ability to maintain and increase market share and control expenses;
•	the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting our respective businesses, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry, specifically the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and
•	changes in our organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in our geographic markets.

You should refer to our periodic and current reports filed with the Securities and Exchange Commission (and incorporated by reference herein) for further information on other factors that could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. See “Where You Can Find More Information” in the accompanying prospectus.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in our common stock is appropriate for you.

Community Bank System, Inc.

We are a Delaware corporation headquartered in DeWitt, New York, and the parent company of Community Bank. We are one of the largest community banks headquartered in Upstate New York based on total assets at September 30, 2011. We operate 170 customer facilities and 162 ATMs stretching diagonally from Northern New York to the Southern Tier of New York and west to Lake Erie, as well as in five counties in Northeastern Pennsylvania where we operate as First Liberty Bank & Trust. At September 30, 2011, we had approximately $6.5 billion in total assets, $4.8 billion in total deposits, $3.4 billion in total loans and shareholders’ equity of $756 million. Community Bank is a member of the Federal Reserve System and the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”), up to applicable limits.

Through our subsidiaries, we offer a wide range of commercial and retail banking and financial services to businesses, individuals, agricultural and government customers. In addition to traditional banking services and products, we offer employee benefit trust, benefits administration and consulting services to customers in our banking markets as well as in other parts of the country.

We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency (the “OCC”) and the FDIC. This regulation is intended for the protection of our depositors, not our stockholders.

Our executive offices are located at 5790 Widewaters Parkway, DeWitt, New York 13214, and our phone number is (315) 445-2282. Our web site is located at www.communitybankna.com. The information on our web site is not a part of this prospectus supplement.

Recent Developments

Acquisition of Certain Branches from First Niagara and HSBC

The following summary highlights selected information related to the entry into agreements for the acquisition of certain bank branches of First Niagara and HSBC (collectively referred to herein as the “Branch Acquisitions”). Our actual results could differ materially from the anticipated effects of the Branch Acquisitions as described below. The summary below may not contain all of the information that is important to you and is qualified in its entirety by more detailed information included or incorporated by reference into this prospectus supplement, including the information set forth under the caption “Risk Factors — Risks Related to the Branch Acquisitions” and the terms of the purchase and assumption agreements described in our Current Report on Form 8-K, filed on January 20, 2012, and attached as exhibits thereto.

On January 19, 2012, Community Bank entered into an Assignment, Purchase and Assumption Agreement (the “HSBC Branch Agreement”) and a Purchase and Assumption Agreement (the “First Niagara Branch Agreement”) (collectively, the “Agreements”) with First Niagara. Under the Agreements, Community Bank will acquire 19 branches in Central, Northern and Western New York consisting of three branches purchased directly from First Niagara and 16 branches which are currently owned by HSBC. First Niagara is assigning its rights to the HSBC branches in connection with its pending acquisition of HSBC’s Upstate New York banking franchise. Under the terms of the Agreements, Community Bank will acquire approximately $218 million in loans and $955 million in deposits at a blended deposit premium of 3.22 percent.

First Niagara entered into a Purchase and Assumption Agreement, dated July 30, 2011, with HSBC, HSBC Securities (USA) Inc. and HSBC Technology & Services (USA) Inc. (the “HSBC Purchase Agreement”), pursuant to which First Niagara agreed to acquire certain assets and assume certain liabilities related to 195 HSBC branches in Upstate New York and Connecticut. The HSBC Purchase Agreement permits First Niagara to assign its rights to acquire a portion of the 195 branches to third party purchasers, subject to specified conditions. The HSBC Branch Agreement provides for an assignment of First Niagara’s rights, under the HSBC Purchase Agreement, to acquire the 16 HSBC branches that will be acquired by Community Bank.

Pursuant to the HSBC Branch Agreement, Community Bank will acquire certain assets and assume certain liabilities associated with 16 HSBC branches located in Cattaraugus, Chautauqua, Clinton, Erie, Jefferson, Lewis, Livingston, Schuyler, Oswego and Wayne counties in New York. Under the terms of the HSBC Branch Agreement, Community Bank will assume certain deposit liabilities currently estimated to be approximately $836 million, and acquire performing loans (primarily small business, residential mortgage and consumer loans) associated with the acquired branches estimated to be approximately $145 million (based on August 31, 2011 data). Community Bank will also acquire certain wealth management relationships associated with the branches primarily consisting of investment advisory and broker-dealer services. Community Bank will not acquire assets or liabilities related to certain business retained by HSBC under the HSBC Purchase Agreement, including international and large corporate banking business. The HSBC branches to be acquired include branches in Gowanda, Springville, Westfield, Palmyra, Newark, Geneseo, Watkins Glen, Avon, Watertown (2), Plattsburgh, Oswego, Fulton, Lowville, Adams and Alexandria Bay.

Pursuant to the First Niagara Branch Agreement, Community Bank will acquire certain assets and assume certain liabilities associated with three First Niagara branches located in Ontario County, New York. Under the terms of the First Niagara Branch Agreement, Community Bank will assume certain deposit liabilities currently estimated to be approximately $119 million, and acquire performing loans (primarily small business, residential mortgage and consumer loans) associated with the acquired branches estimated to be approximately $73 million (based on October 31, 2011 data). Community Bank will also acquire certain wealth management relationships associated with the branches consisting primarily of investment advisory and broker-dealer services. Community Bank will not acquire assets and liabilities related to certain business retained by First Niagara under the First Niagara Branch Agreement, including large corporate banking business. The First Niagara branches to be acquired include two branches in Geneva and one branch in Canandaigua.

Both Agreements include representations, warranties and covenants of the parties, including, among others, covenants requiring that (i) Community Bank offer employment to all branch employees (excluding certain employees to be retained by HSBC and First Niagara), (ii) First Niagara and HSBC shall conduct the business at their respective branches in the ordinary course during the period between the execution of the Agreements and consummation of the acquisitions and (iii) First Niagara and HSBC are subject to certain non-compete and non-solicitation covenants relating to the branches and the business being acquired by Community Bank. Both acquisitions are subject to receipt of all required regulatory approvals, as well as other customary conditions to closing, including the execution and delivery of related transaction documents. The acquisitions are expected to be completed in the third quarter of 2012. We are conducting this offering to raise additional capital to support the acquisitions. See below under “Use of Proceeds.” The consummation of the Branch Acquisitions is not subject to completion of this offering.

We believe that the acquisition of the HSBC and First Niagara branches will provide us the opportunity to increase our business substantially, without a significant increase in corporate administrative overhead costs. We further believe that these transactions will provide us with the benefits of acquiring a “whole-bank franchise” in these market areas, without the normal whole-bank acquisition costs and risks associated with the integration of senior-level management that come with a whole-bank acquisition.

Fourth Quarter and Full Year 2011 Financial Data

On January 22, 2012, we announced results of operations for the three months and twelve months ended December 31, 2011. Full year 2011 earnings were $73.1 million, an increase of 15.5% over net income for the year ended December 31, 2010. Fourth quarter 2011 net income was $19.0 million, an increase of 19.5% over the $15.9 million reported for the fourth quarter of 2010. Total revenue for 2011 increased by $28.2 million, or 10.4%, compared to the prior year, reflecting increases in both net interest income and noninterest income. Total revenue for the fourth quarter of 2011 was $77.6 million, an increase of $9.7 million, or 14.3%, over the fourth quarter of last year. Where indicated, certain financial information described below excludes loans we acquired as part of our acquisition of The Wilber Corporation (“Wilber”) and its banking subsidiary, Wilber National Bank, as described in our Current Report on Form 8-K, filed on April 11, 2011. See “Where You Can Find More Information” in the accompanying prospectus.

Net Interest Income & Net Interest Margin

On a full year basis our net interest income increased $27.7 million or 15.3%, a product of 13.5% growth in interest-earning assets and a three-basis point increase in the net interest margin. Fourth quarter net interest income of $55.1 million increased 19.5% from the fourth quarter of 2010.

Noninterest Income

Full year 2011 noninterest income was $89.2 million, an increase of $0.4 million over prior year results. Fourth quarter noninterest income was $22.4 million an increase of 2.8% as compared to the same quarter of 2010.

Operating Expenses

Full year 2011 core operating expenses of $185.5 million (excluding acquisition expenses of $4.8 million) were $10.0 million, or 5.7%, higher than 2010, related principally to the operating expenses of Wilber. Quarterly operating expenses of $47.8 million were $3.7 million, or 8.4%, above the fourth quarter of 2010 reflective of additional operating costs associated with the Wilber acquisition completed in early April, partially offset by lower FDIC costs and acquisition expenses.

Nonperforming Assets and Nonperforming Loans

Year-end nonperforming assets to total assets of 0.49% (0.36% excluding acquired loans) was up 16 basis points from September 30, 2011 and was 11 basis points higher than its level at the end of last year. Nonperforming loans as a percentage of total loans at December 31, 2011 was 0.85% (0.67% excluding acquired loans), up from the 0.54% at the end of September 2011, and 0.61% at December 31, 2010, with the increase in the latest quarter being attributable to two large commercial relationships (one acquired) moving to non-accrual status.

Provision for Loan Losses

The fourth quarter provision for loan losses of $1.6 million was $0.3 million lower than the fourth quarter of 2010 and up $0.6 million from the third quarter of 2011. The latest quarter’s provision was $0.3 million lower than quarterly net charge-offs, reflective of changes in the proportional mix of loan products in the portfolio.

Allowance for Loan Losses

The ratio of allowance for legacy loan losses to total loans outstanding (excluding acquired loans) was 1.36% as of December 31, 2011, down slightly from the 1.38% level at the end of the third quarter of 2011 and four basis points below its level at the end of 2010.

Financial Position

Average earning assets for the fourth quarter of $5.77 billion were $891.3 million above the fourth quarter of 2010, and $31.4 million higher than the third quarter of 2011. Ending loans increased $444.7 million from December 2010, reflective of the Wilber acquisition and modest organic growth. Total net loans were down $5.4 million from the end of September.

Average investment securities were up $45.2 million from the third quarter of 2011, while cash equivalents of $234.0 million decreased $6.1 million.

Quarterly average deposits were $857.7 million higher than the fourth quarter of 2010 and average deposits increased $13.8 million from the third quarter of 2011.

Average borrowings for the quarter of $830.3 million were down slightly from both the third quarter of 2011 and the fourth quarter of last year.

Year-end shareholders’ equity of $774.6 million was $167.3 million higher than December 31, 2010.

Dividend Declaration

On January 18, 2012, our Board of Directors declared a $0.26 per share dividend payable on April 10, 2012, to shareholders of record as of March 15, 2012.

The Offering

Issuer
Community Bank System, Inc.
Common stock we are offering
1,852,000 shares of common stock, $1.00 par value per share (2,129,800 shares of common stock if the underwriters exercise their option to purchase additional shares in full)
Common stock to be outstanding after this offering(1)
38,899,494 shares
Use of proceeds
Our net proceeds from this offering will be approximately $47,403,820 million, or approximately $54,566,893 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds of the offering to fund in part the Branch Acquisitions described above under “— Recent Developments.” If we do not use the net proceeds of this offering to fund the Branch Acquisitions, we will use the net proceeds for general corporate purposes, which may include expansion of our business, investments in Community Bank as regulatory capital to fund growth or the refinancing, reduction or repayment of debt or investments at the holding company level. See “Use of Proceeds” below.
NYSE symbol
CBU

(1)	The number of shares of our common stock to be outstanding after this offering is based upon the 37,047,494 shares outstanding as of January 19, 2012, and excludes (i) 2,853,497 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $21.46 per share, (ii) 1,762,247 shares of common stock reserved for future grants under our stock option plans and (iii) 277,800 shares subject to the over-allotment option.

Risk Factors

An investment in our common stock involves significant risks. Before deciding to invest in our common stock, you should carefully consider the risks described under “Risk Factors” beginning on page S-7 of this prospectus supplement and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto.

SUMMARY SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The table below presents our summary selected consolidated historical financial information. You should read this information together with the information incorporated by reference in this prospectus supplement, including our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Reports on Form 10-K for the years ended December 31, 2010 and our Quarterly Reports on Form 10-Q for the periods ended September 30, 2011 and 2010. We prepared the summary selected consolidated historical financial information using audited consolidated financial statements for each of the years in the five-year period ended December 31, 2010 and our unaudited financial statements for the nine-month periods ended September 30, 2011 and 2010. In the opinion of management, the unaudited interim financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of our results of operations and financial condition for the nine months ended September 30, 2011 and 2010. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. See “Where You Can Find More Information” in the accompanying prospectus for a description of how to obtain a copy of the documents incorporated by reference into this prospectus supplement.

	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(unaudited) (In thousands, except per share data)
Selected financial condition data:
Total assets	$6,503,854	$5,496,217	$5,444,506	$5,402,813	$5,174,552	$4,697,502	$4,497,797
Loans, net	3,434,006	3,037,787	2,983,853	3,057,575	3,096,565	2,784,628	2,665,245
Investment securities:
Available for sale	1,457,788	1,117,605	1,085,963	1,096,547	1,314,121	1,254,622	1,083,412
Held to maturity	558,591	597,947	602,908	335,936	80,890	137,250	145,859
Deposits	4,838,753	3,966,335	3,934,045	3,924,486	3,700,812	3,228,464	3,168,299
Borrowings	830,377	831,526	830,484	856,778	862,533	929,328	805,495
Stockholders equity	755,633	615,800	607,258	565,697	544,651	478,784	461,528
Common shares outstanding	36,828,516	33,162,332	33,318,943	32,800,308	32,633,404	29,634,733	30,020,159
Preferred shares outstanding	0	0	0	0	0	0	0
Selected operations data:
Interest income	$200,555	$186,272	$248,281	$248,782	$250,859	$256,237	$231,901
Interest expense	46,277	50,721	66,597	83,282	102,352	120,263	97,092
Net interest income	154,278	135,551	181,684	165,500	148,507	135,974	134,809
Provision for credit losses	3,143	5,270	7,205	9,790	6,730	2,004	6,585
Net interest income after provision for credit losses	151,135	130,281	174,479	155,710	141,777	133,970	128,224
Noninterest income	66,823	67,009	88,792	83,535	73,474	53,286	49,276
Noninterest expense	142,535	132,765	176,886	186,178	158,562	142,074	127,203
Income before income taxes	75,423	64,525	86,385	53,067	56,689	45,182	50,297
Income taxes	21,269	17,099	23,065	11,622	10,749	2,291	11,920
Net income	54,154	47,426	63,320	41,445	45,940	42,891	38,377
Preferred stock dividend and accretion	0	0	0	0	0	0	0
Net income available to common stockholders	54,154	47,426	63,320	41,445	45,940	42,891	38,377
Stock and related per share data:
Earnings per common share:
Basic	1.52	1.43	1.91	1.26	1.50	1.43	1.28
Diluted	1.50	1.42	1.89	1.26	1.49	1.42	1.26
Cash dividends	0.74	0.70	0.94	0.88	0.86	0.82	0.78
Book value	20.52	18.57	18.23	17.25	16.69	16.16	15.37

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference into this prospectus supplement, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Related to our Common Stock and this Offering

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate, and we cannot give you any assurances regarding any trends in the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include our:

•	past and future dividend practice;
•	financial condition, performance, creditworthiness and prospects;
•	quarterly variations in our operating results or the quality of our assets;
•	operating results that vary from the expectations of management, securities analysts and investors;
•	changes in expectations as to our future financial performance;
•	announcements of new products, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;
•	the operating and securities price performance of other companies that investors believe are comparable to us;
•	future sales of our equity or equity-related securities;
•	the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing and developments with respect to financial institutions generally; and
•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility and other geopolitical, regulatory or judicial events.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under the heading “Underwriting” of this prospectus supplement, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the conversion or exercise of such securities could be substantially dilutive to stockholders of our common stock. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of this offering as well as sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us. In addition, after giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share.

Offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities which would likely be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our or Community Bank’s capital ratios fall below the required minimums, we or Community Bank could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our Board of Directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Our ability to pay dividends is limited by law and regulations.

The future declaration of dividends by our Board of Directors will depend on a number of factors, including capital requirements, regulatory limitations, our operating results and financial condition and general economic conditions. Our ability to pay dividends depends primarily on the receipt of dividends from Community Bank. Dividend payments from Community Bank are subject to legal and regulatory limitations, generally based on retained earnings, imposed by bank regulatory agencies. The ability of Community Bank to pay dividends is also subject to financial condition, regulatory capital requirements, capital expenditures and other cash flow requirements. We cannot assure you that Community Bank will be able to pay dividends to us in the future. We may decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business.

Anti-takeover provisions may prevent or discourage takeover attempts in which our stockholders may receive a premium.

Our Certificate of Incorporation and Bylaws contain provisions that could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of us. These provisions allow our Board of Directors to issue, without stockholder approval (subject to rules of the NYSE, if applicable), preferred stock with rights senior to those of its common stock and impose various procedural and non-procedural requirements that could make it more difficult to effect certain corporate actions. Our Certificate of Incorporation also provides for a classified or “staggered” Board of Directors, a supermajority vote requirement for Board and stockholder approval of certain business combination transactions and a prohibition against written consents in lieu of a stockholders’ meeting.

The foregoing provisions are intended to avoid costly takeover battles and lessen our exposure to coercive takeover attempts at an unfair price and are designed to maximize stockholder value in connection with unsolicited takeover attempts. The provisions, however, could reduce the premium that potential acquirors might be willing to pay in an acquisition, which may in turn reduce the market price that investors might be willing to pay in the future for shares of our common stock.

Risks Relating to the Branch Acquisitions

The consummation of the Branch Acquisitions and their ultimate success will depend on a number of uncertain factors.

Consummation of the Branch Acquisitions, as described above under “Prospectus Supplement Summary — Recent Developments,”are subject to receipt of required regulatory approvals, including the approval of the OCC, Department of Justice, antitrust approvals (or expirations of waiting periods) and the satisfaction of other closing conditions. The success of the Branch Acquisitions will depend on a number of factors, including, without limitation:

•	that the necessary regulatory approvals will not contain terms, conditions or restrictions that will be detrimental to, or have a material adverse effect on, the Company;
•	our ability to access necessary capital on a timely basis;
•	our ability to integrate successfully the HSBC branches and First Niagara branches into the current operations of Community Bank;
•	our ability to retain the former HSBC and First Niagara personnel we expect to hire in the transactions;
•	our ability to limit the outflow of deposits held by our new customers in the HSBC branches and the First Niagara branches and to retain interest earning assets (i.e., loans) acquired in the Branch Acquisitions;
•	the credit quality of loans acquired as part of the HSBC branches;
•	our ability to attract new deposits and to generate new interest earning assets at the new locations;
•	our success in deploying the cash received in the Branch Acquisitions, on a timely basis, into assets, including investment securities, bearing sufficiently high yields without incurring unacceptable credit or interest rate risk; and
•	our ability to earn acceptable levels of noninterest income, including fee income, from the HSBC branches and First Niagara branches.

No assurance can be given that Community Bank will be able to integrate the HSBC branches and First Niagara branches successfully, that the Branch Acquisitions will not expose us to unknown material liabilities, that the operation of the branches will not adversely affect our existing profitability, that we will be able to achieve results in the future similar to those achieved by our existing banking business, that we will be able to compete effectively in new market areas or that we will be able to manage growth resulting from the Branch Acquisitions effectively. The difficulties or costs we may encounter in the integration could materially and adversely affect our earnings and financial condition.

The credit quality of loans associated with the Branch Acquisitions may be poorer than expected, which would require us to increase our allowance for loan losses and negatively affect our earnings.

Pursuant to the definitive agreements with First Niagara with respect to the Branch Acquisitions, Community Bank is expected to acquire approximately $218 million of small business, residential mortgage and consumer related loans related to the branches (based on August 31, 2011 and October 31, 2011 data). As part of our due diligence of the assets to be acquired in the transactions, we reviewed a sample of these loans in various categories and our management has found them to be of acceptable credit quality. Our examination of these loans was made using the criteria, analyses and collateral evaluations that we have traditionally used in the ordinary course of our business. Although we believe the HSBC and First Niagara loans that we will acquire are of acceptable credit quality, and, subject to certain exceptions, we will not receive any loans that have a delinquency status of 60 days or more, no assurance can be given as to the future performance of these loans.

It may take a considerable amount of time for us to invest the funds acquired as part of the Branch Acquisitions in loans that meet our underwriting or yield standards.

We will acquire substantial amounts of cash in connection with assuming deposit liabilities in the Branch Acquisitions. We anticipate that it may take a considerable amount of time to invest such acquired funds in loans such that the resulting loan-to-deposit ratio approximates Community Bank’s loan-to-deposit ratio prior to the Branch Acquisitions. In the interim, Community Bank expects to invest the acquired funds, primarily, in investment grade securities, including corporate debt securities and government or government agency-backed securities, which may generate lower yields than loans. Our ability to successfully invest the acquired funds in loans will depend, in part, on the availability of loan opportunities that meet our underwriting and yield standards. If we do not manage our acquired funds effectively, we may not be able to achieve our business plan, and our business and prospects could be adversely affected.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the Branch Acquisitions may be completed, the Company must obtain various approvals or consents from the OCC, Federal Reserve Board and various bank regulatory agencies, the Department of Justice and other authorities. These governmental approvals and consents, including from the OCC and the Department of Justice, may not be received, may not be received in a timely fashion, may impose conditions on (i) the completion of the Branch Acquisitions or require changes to the terms of the purchase agreement with First Niagara Bank or (ii) the manner in which the Company conducts its business. Although the Company does not currently expect that any such conditions or changes would be imposed, such conditions or changes may be imposed, and such conditions or changes could have the effect of delaying completion of the Branch Acquisitions or imposing additional costs on or limiting the revenues of the Company, any of which might have a material adverse effect on the Company following the Branch Acquisitions.

We may fail to realize any benefits and incur unanticipated losses related to the Branch Acquisitions.

The success of the Branch Acquisitions will depend, in part, on our ability to successfully combine the acquired business and assets with our business and our ability to successfully manage the assets so acquired. As with any acquisition involving multiple bank branches, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the acquisition. Successful integration may also be hampered by any differences between the operations and corporate culture of the two organizations. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our successful integration of the Branch Acquisitions. If we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

This prospectus supplement contains limited financial information on which to evaluate the Branch Acquisitions.

This prospectus supplement contains limited financial information on which to evaluate the acquisition of branches from First Niagara and HSBC. The prospectus supplement may not contain all of the financial and other information about First Niagara and HSBC and the assets that we intend to acquire that you may consider important, including information related to the loan portfolio that we will acquire, the impact of the acquisition on us and, ultimately, an investment in our common stock.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $47,403,820 million, or approximately $54,566,893 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering.

We intend to use the net proceeds of the offering to fund in part the Branch Acquisitions described above under “Prospectus Supplement Summary — Recent Developments.” If we do not use the net proceeds of this offering to fund the Branch Acquisitions, we will use the net proceeds for general corporate purposes, which may include expansion of our business, investments in Community Bank as regulatory capital to fund growth or the refinancing, reduction or repayment of debt or investments at the holding company level.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the NYSE under the trading symbol “CBU.” On January 20, 2012, the last reported sale price of our common stock on the NYSE was $28.35. As of January 19, 2012, there were 37,047,494 shares of our common stock issued and outstanding. As of January 19, 2012, there were 3,770 stockholders of record. The following table provides the high and low sale prices per share of common stock during the periods indicated, as reported on the NYSE, and dividends paid per share of common stock during such prior periods.

	High	Low	Cash Dividends Declared Per Share
Year Ending December 31, 2012
Quarter Ending March 31, 2012 (through January 20, 2012)	$28.91	$27.79	—
Year Ending December 31, 2011
Quarter Ending December 31, 2011	$28.26	$21.86	$0.26
Quarter Ending September 30, 2011	$25.84	$21.67	$0.26
Quarter Ending June 30, 2011	$25.12	$22.78	$0.24
Quarter Ending March 31, 2011	$28.45	$23.02	$0.24
Year Ended December 31, 2010
Quarter Ended December 31, 2010	$28.95	$22.12	$0.24
Quarter Ended September 30, 2010	$25.93	$21.52	$0.24
Quarter Ended June 30, 2010	$26.49	$21.33	$0.24
Quarter Ended March 31, 2010	$24.25	$17.81	$0.22

The amount of future dividends, if any, will depend upon earnings, financial condition, capital requirements and other factors, and will be determined by our Board of Directors. Please see “Dividend Policy” herein.

DIVIDEND POLICY

We have historically paid regular quarterly cash dividends on our common stock, and our Board of Directors presently intends to continue the payment of regular quarterly cash dividends, subject to the need for those funds for other purposes. As described above under “Prospectus Supplement Summary — Recent Developments,” on January 18, 2012, our Board of Directors declared a $0.26 per share dividend, payable on April 10, 2012 to shareholders of record as of March 15, 2012. However, because substantially all of the funds available for the payment of dividends are derived from Community Bank, future dividends will depend upon the earnings of Community Bank and its need for funds. In addition, certain indentures pertaining to subordinated junior debentures issued by us in connection with the issuance of trust preferred securities would generally restrict our ability to pay cash dividends if we defer interest payments on the subordinated junior debentures.

Moreover, there are a number of federal banking policies and regulations that would restrict our ability to pay dividends. In particular, because Community Bank is a depository institution whose deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, as a national bank, Community Bank is subject to regulation by the OCC which imposes certain minimum capital requirements that would affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to Community Bank and to commit resources to support Community Bank. These policies and regulations may have the effect of reducing the amount of dividends that we can declare to our stockholders.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 50,000,000 shares of common stock, par value $1.00 per share. As of January 19, 2012, 37,047,494 shares of common stock were issued and outstanding. Our Certificate of Incorporation also authorizes the Board of Directors, without stockholder approval (subject to the rules of the NYSE, if applicable), to issue up to 500,000 shares of preferred stock, par value $1.00 per share, and to establish the relative rights, designations, preferences and limitations or restrictions of the preferred stock. As of the date of this prospectus supplement, there were no shares of preferred stock issued and outstanding.

The following summary is not complete, and you should refer to the applicable provisions of the Delaware General Corporation Law and our Certificate of Incorporation and Bylaws for additional information. See “Where You Can Find More Information” in the accompanying prospectus.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. No stockholders have cumulative voting rights in the election of directors.

Dividends

We may pay dividends as declared from time to time by the Board of Directors out of funds legally available for dividends, subject to certain restrictions. The holders of our common stock will be entitled to receive any dividends on the common stock in proportion to their holdings.

Rights in Liquidation

In the event of a liquidation, dissolution or winding up, each holder of our common stock would be entitled to receive, after payment of all our debts and liabilities and after any required distribution to holders of any issued and outstanding preferred stock, a pro rata portion of all of our remaining assets.

No Preemptive Rights; No Redemption

Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares of any of our capital stock that may be issued. Our common stock is not subject to call or redemption.

Certain Certificate of Incorporation and Bylaws Provisions

There are provisions in our Certificate of Incorporation and Bylaws which are intended to discourage non-negotiated takeover attempts. These provisions are intended to avoid costly takeover battles and lessen our exposure to coercive takeover attempts at an unfair price and are designed to maximize stockholder value in connection with unsolicited offer takeover attempts. These provisions, however, could reduce the premium that potential acquirors might be willing to pay in an acquisition, which may in turn reduce the market price that investors might be willing to pay in the future for shares of our common stock.

Our Certificate of Incorporation authorizes the Board of Directors to issue, without further stockholder approval, up to 500,000 shares of preferred stock with rights senior to those of our common stock, except as may be required with respect to a particular transaction by applicable law or by regulatory agencies having jurisdiction over us. Our Board of Directors is permitted to establish from time to time the relative rights, designations, preferences and limitations or restrictions of the preferred stock. The preferred stock could be used to deter future attempts to gain control of us.

We have a classified Board which provides for the Board to be divided into three classes, as nearly equal in number as possible, with approximately one-third of the Directors to be elected annually for three-year terms. A classified Board helps to assure continuity and stability of corporate leadership and policy by extending the time required to elect a majority of the Directors to at least two successive annual meetings. This extension of time may also discourage a tender offer or takeover bid by making it more difficult for a majority of stockholders to change the composition of the Board of Directors.

In addition, our Certificate of Incorporation contains a provision which requires that certain business combinations be approved by the affirmative vote of either (a) the holders of three-fourths of the outstanding shares of our common stock entitled to vote and a majority of the Board of Directors or (b) the holders of two-thirds of the outstanding shares of our common stock entitled to vote and two-thirds of the continuing Directors. These “supermajority” requirements could result in our Board exercising a stronger influence over any proposed takeover (subject to its fiduciary duties) by refusing to approve a proposed business combination and by obtaining sufficient additional votes, including votes obtained through the issuance of additional shares to parties friendly to their interests, to preclude the two-thirds or three-fourths stockholder approval requirement.

Our Certificate of Incorporation also provides that the above described provisions designed to protect us from unfriendly takeover attempts can only be amended by the affirmative vote of (a) holders of at least three-fourths of the outstanding shares of our common stock entitled to vote and a majority of the Board of Directors or (b) holders of at least two-thirds of the outstanding shares of our common stock entitled to vote and two-thirds of the continuing Directors.

Under our Certificate of Incorporation, the stockholders of the company are prohibited from approving corporate actions by a written consent in lieu of a meeting. Instead, any corporate action to be approved by our stockholders must be so approved at a stockholders’ meeting.

Dividend Reinvestment Plan

Our dividend reinvestment and stock purchase plan (as amended and supplemented, the “DRIP Program”) provides stockholders with the opportunity to purchase additional shares of our common stock by reinvesting all or a portion of their dividends in shares of common stock. It also provides new and existing stockholders with the option to make cash investments subject to minimum purchase requirements. American Stock Transfer & Trust Company, LLC administers the DRIP Program (entitled Investors Choice Program) and purchases the shares required for the DRIP Program on the open market.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with shares of our common stock that are held as capital assets by a non-U.S. holder (as defined below) who purchases shares of our common stock in this offering.

A “non-U.S. holder” means a person (other than an entity that is treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;
•	a corporation or any other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate tax laws and does not deal with any other U.S. federal, state, local, non-U.S. or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to a non-U.S. holder that is subject to special treatment under the U.S. federal income tax laws including a non-U.S. holder that is a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you should consult your tax advisors.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction (including under any applicable tax treaty).

Distributions

Distributions paid to a non-U.S. holder of shares of our common stock (other than certain pro rata distributions of shares of our common stock) will constitute a “dividend” for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as of the end of our taxable year of the distribution, as determined for U.S. federal income tax purposes. Any distributions that exceed both our current and accumulated earnings and profits would first constitute a non-taxable return of capital, which would reduce your basis in your shares of our common stock, but not below zero, and thereafter would be treated as gain from the sale of stock. See “— Gain on Disposition of Our Common Stock” below. Subject to the following paragraph, dividends paid on shares of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or, in the case of an individual non-U.S. holder, a fixed base, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, which generally requires the non-U.S. holder to provide such a certification under penalty of perjury on Internal Revenue Service (“IRS”) Form W-8ECI. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person (as defined under the Code). Any effectively connected dividends received by an individual non-U.S. holder may be subject to a U.S. federal income tax at lower rates applicable to capital gains, provided that certain conditions are satisfied. Any effectively connected dividends received by a corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% gross rate, subject to exemption or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS, Form W-8BEN or other applicable form and certify under penalty of perjury that such holder is not a United States person (as defined under the Code) and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Our Common Stock

Any gain realized on the sale, exchange or other taxable disposition of shares of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder or, in the case of an individual non-U.S. holder, a fixed base;
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and such non-U.S. holder’s holding period in such shares of our common stock, and (i) the non-U.S. holder beneficially owns, or has owned, more than 5% of the total fair value of our common stock at any time during the shorter of the five-year period preceding such disposition and such non-U.S. holder’s holding period in such shares of our common stock or (ii) our common stock ceases to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S. source capital losses. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person (as defined under the Code) and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. In general, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” (as defined in Section 897 of the Code) equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. Since the determination of United States real property holding corporation status is based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, we may become a United States real property holding corporation in the future. In addition, no assurance can be given that our common stock will be considered regularly traded on an established securities market when a non-U.S. holder sells shares of our common stock. If we are considered to be a United States real property holding corporation during the relevant time period, a non-U.S. holder may be subject to U.S. federal income tax on any gain realized in connection with the sale, exchange or other taxable disposition of our shares and the gross proceeds from such sale, exchange or other taxable disposition could be reduced by a 10% withholding tax, which withholding tax will be creditable against the U.S. tax due on the gain.

Federal Estate Tax

Shares of our common stock owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death generally will be included in such person’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding, currently at a 28% rate, for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder and neither we nor the paying agent has actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder and neither the broker nor intermediary has actual knowledge or reason to know that the beneficial owner is a United States person (as defined under the Code) or such owner otherwise establishes an exemption.

ANY AMOUNTS WITHHELD UNDER THE BACKUP WITHHOLDING RULES MAY BE ALLOWED AS A REFUND OR A CREDIT AGAINST A NON-U.S. HOLDER’S U.S. FEDERAL INCOME TAX LIABILITY PROVIDED THE REQUIRED INFORMATION IS TIMELY FURNISHED TO THE INTERNAL REVENUE SERVICE.

Foreign Account Tax Compliance

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the “HIRE Act”) was signed into the law. The HIRE Act will generally impose a withholding tax of 30% on payments of dividends on, and the gross proceeds from a disposition of, shares of our common stock paid to a foreign financial institution, unless such foreign financial institution enters into an agreement with the IRS to collect and provide to the IRS substantial information regarding certain U.S. account holders of such institution (which would include certain account holders that are foreign entities with U.S. owners). In addition, the HIRE Act will generally impose a withholding tax of 30% on payments of dividends on, and the gross proceeds from a disposition of, shares of our common stock paid to a non-financial foreign entity (as defined under the HIRE Act) unless such non-financial foreign entity provides the withholding agent with certain certification or information relating to U.S. ownership of the entity. Under certain circumstances, such foreign persons might be eligible for refunds or credits of such taxes. These rules generally would apply to payments of dividends made on or after January 1, 2014, and payments of gross proceeds from the disposition of shares of our common stock made on or after January 1, 2015. Prospective investors should consult their tax advisors regarding the application of the foregoing rules to their investment in shares of our common stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of our common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts, Keogh plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA and the Code, which we refer to collectively as similar laws, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, which we refer to collectively as plans.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a plan subject to Title I of ERISA, which we refer to collectively as an ERISA plan, and prohibits certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises discretionary authority or control over the administration of such an ERISA plan or the management or disposition of the assets of such an ERISA plan, or who renders investment advice for a fee or other compensation to such an ERISA plan, is generally considered to be a fiduciary of the ERISA plan.

In considering an investment in shares of our common stock of a portion of the assets of any plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law relating to the fiduciary’s duties to the plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar laws.

Prohibited Transaction and Related Issues

Section 406 of ERISA and Section 4975 of the Code generally prohibit all plans, including ERISA plans from engaging in certain specified transactions involving plan assets with persons who are parties in interest within the meaning of Section 3(14) of ERISA or disqualified persons within the meaning of Section 4975 of the Code with respect to the plan, which we refer to as parties in interest. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain plans including those that are governmental plans, as defined in Section 3(32) of ERISA and Section 414(d) of the Code, certain church plans, as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made, and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under similar laws.

The acquisition or holding of shares of our common stock by a plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transactions under Section 406 of ERISA or Section 4975 of the Code, unless our common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, shares of our common stock may not be purchased or held by any plan or any person investing plan assets of any plan, unless the purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or PTCE, such as PTCE 96-23, PTCE 95-60, PTCE 91-38, PTCE 90-1 or PTCE 84-14, issued by the U.S. Department of Labor, or the purchase and holding of shares of our common stock is not prohibited on some other basis, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Any person, plan or other entity who or that acquires or holds our common stock shall be deemed to have represented that such acquisition or holding will not violate the prohibited transaction provisions of ERISA nor create any excise tax liability under Section 4975 of the Code.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through RBC Capital Markets, LLC, as representative of the several underwriters named below. We have entered into an underwriting agreement with the underwriters dated January 23, 2012 (the “Underwriting Agreement”). Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. In connection with this offering, the underwriters or securities dealers may distribute documents to investors electronically. Subject to the terms and conditions of the Underwriting Agreement, each underwriter has agreed to purchase all of the respective number of shares of common stock set forth opposite its name below:

Name	Number of Shares
RBC Capital Markets, LLC	1,111,200
Raymond James & Associates, Inc.	463,000
Sandler O’Neill & Partners, L.P.	277,800
Total	1,852,000

The Underwriting Agreement provides that the underwriters are obligated to purchase all the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

Commissions and discounts

Shares of common stock sold by the underwriters to the public will be offered initially at the public offering price set forth on the cover of this prospectus supplement. After the initial public offering, the underwriters may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by the underwriters or affiliates of the underwriters.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares of common stock:

	No Exercise	Full Exercise
Per Share	$1.215	$1.215
Total	$2,250,180	$2,587,707
Proceeds to us (before expenses)	$47,753,820	$54,916,893

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $350,000. The underwriters will be responsible for paying their own expenses in connection with this offering.

Over-allotment option

We have granted the underwriters an option to buy up to an additional 15% of the offered amount, or     additional shares, of our common stock at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option.

No sales of similar securities

We, our executive officers and our directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the underwriters, subject to limited exceptions, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition or file any registration statement, or request that one be filed, under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days from the date of the Underwriting Agreement. At any time and without public notice, the underwriters may, in their sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event relating to the Company.

Indemnification and contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

NYSE listing

Our common stock is listed for trading on the NYSE under the symbol “CBU.”

Price stabilization and short positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;
•	short sales; and
•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising the over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NYSE or otherwise.

Passive market making

In connection with this offering, the underwriters and selected dealers, if any, may engage in passive market making transactions in our common stock on the NYSE in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers, if any, are not required to engage in passive market making and may end passive market making activities at any time.

Affiliations

Certain of the underwriters and their affiliates have provided, and may from time to time in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which they have received and in the future may receive, advisory or transaction fees, as applicable, and out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. In particular, RBC Capital Markets, LLC advised us in connection with the Branch Acquisitions and will receive customary fees. The underwriters and their affiliates may from time to time in the future engage in other transactions with us.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Bond, Schoeneck & King, PLLC, Syracuse, New York. Certain legal matters in connection with the shares will be passed upon for the underwriters by Squire Sanders (US) LLP, New York, New York.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

5790 Widewaters Parkway
DeWitt, NY 13214-1883
Phone: (315) 445-2282

Common Stock

Community Bank System, Inc.’s (the “Company”) common stock may be offered and sold by the Company and/or may be offered and sold, from time to time, by one or more selling shareholders to be identified in the future. We will provide the specific terms of the common stock and the offering in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the common stock described in the applicable prospectus supplement. The Company’s common stock is listed on the New York Stock Exchange under the symbol “CBU.”

Investing in the Company’s common stock involves risks. See the section entitled “Risk Factors” in the Company’s most recent annual report on Form 10-K, which is incorporated herein by reference, in any of the Company’s subsequently filed quarterly and current reports that are incorporated herein by reference and in any applicable prospectus supplement.

We may offer and sell the common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus may not be used to sell common stock unless accompanied by the applicable prospectus supplement.

These shares of common stock will be our equity securities and will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated January 20, 2012

i

ABOUT THIS PROSPECTUS

This document is a prospectus and is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Each time we sell common stock we will provide a prospectus supplement containing specific information about the terms of the offering. The prospectus supplement may include a discussion of any risk factors or other special considerations that apply to the offering. The prospectus supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference herein) and any prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Community Bank,” “Company,” “we,” “us,” “our” or similar references mean Community Bank System, Inc.

1

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of those documents from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Room of the SEC at the same address. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, 17th floor, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) before the date that the offering of the common stock by means of this prospectus is completed:

1.  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

2.  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011;

3.  Our Current Reports on Form 8-K, filed with the SEC on January 6, 2011, March 1, 2011, March 28, 2011, April 1, 2011, April 11, 2011, May 12, 2011, May 16, 2011, May 27, 2011 (as amended on October 21, 2011), December 30, 2011, and January 20, 2012; and

4.  The descriptions of the common stock contained in our registration statement on Form 8-A (File No. 001-13695) filed on December 9, 1997, including any amendments or reports filed for the purpose of updating such description.

Unless otherwise stated in the applicable report, information furnished under Item 2.02 or 7.01 on our Current Reports on Form 8-K, including those listed above, is not incorporated herein by reference. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

You may request a copy of these filings at no cost by writing or telephoning us at:

Community Bank System, Inc.
5790 Widewaters, Parkway
DeWitt, New York 13214-1883
(315) 445-2282
Attn: Donna J. Drengel, Corporate Secretary

You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you different information. We are not making an offer of these shares of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

2

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement, the net proceeds from the sale of the common stock will be used for working capital and general corporate purposes. We will not receive any proceeds from the sale of any common stock by selling security holders.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the common stock will be passed upon for us by our counsel, Bond, Schoeneck & King, PLLC, Syracuse, New York. Any underwriters will be represented by their own legal counsel.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

3

1,852,000 Shares

Common Stock

Prospectus Supplement

January 23, 2012

RBC Capital Markets

Raymond James

Sandler O’Neill + Partners, L.P.